UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 6, 2025, Bit Origin Ltd., a Cayman Islands exempted company (the “Company”), entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors (the “Investors”) relating to the issuance and sale of 20,000,000 Class A ordinary shares (the “Purchased Shares), par value $0.000001 per share, of the Company (the “Ordinary Shares”), at $0.30 per Ordinary Share (the “Offering”) for a total purchase price of $6,000,000 (the “Purchase Price”). The Investors had elected to pay the Purchase Price in Dogecoin (“DOGE”), and the amount of DOGE to be paid shall equal (a) the Purchase Price, divided by (b) the spot exchange rate for DOGE as published by Coinbase.com at 5:56 a,m. (New York City time) on August 6, 2025 (the “DOGE Amount”).

The Company received 30 million DOGE and issued the Purchased Shares on August 11, 2025 (the “Closing” or “Closing Date”). The Purchased Shares were issued in a private placement exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof, Regulation D promulgated thereunder and/or Regulation S promulgated thereunder.

If during the three (3) month period following the Closing Date, the Company effects any share split, share dividend, share combination, recapitalization, or similar transaction involving the Company’s Ordinary Shares (each, a “Share Combination Event”), and the average Volume-Weighted Average Price (the “VWAP”) of the Ordinary Shares for the five (5) lowest trading days during the fifteen (15) consecutive trading days following the Share Combination Event Date (the “Event Market Price”) is less than the product of (i) $0.30 multiplied by (ii) a fraction of which the numerator shall be the total number of Ordinary Shares outstanding immediately before the Share Combination Event and of which the denominator shall be the total number of Ordinary Shares outstanding immediately after such event (the “Adjusted Purchase Price”), the Company shall issue to the Investors warrants (the “Warrants”), to purchase a number of Ordinary Shares equal to (a) the number of Purchased Shares, multiplied by (b) a fraction, the numerator of which is the total number of Ordinary Shares outstanding immediately after the Share Combination Event and the denominator of which is the total number of Ordinary Shares outstanding immediately before such event. The exercise price of the Warrants shall be equal to the greater of (i) the Event Market Price or (ii) the product of (x) $0.24, multiplied by (y) a fraction, the numerator of which is the total number of Ordinary Shares outstanding immediately before the Share Combination Event and the denominator of which is the total number of Ordinary Shares outstanding immediately after such event. The Company shall not be obligated to issue any Warrants if the Event Market Price is equal to or greater than the Adjusted Purchase Price. The Warrants can only be exercised for cash and are non-transferable. The Investors shall not sell, assign, transfer, pledge, encumber or otherwise dispose of the Warrants or any rights hereunder to any third party without the prior written consent of the Company, which may be granted or withheld in the sole discretion of the Company.

If any Investor does not sell or exercise, as applicable, all of the Purchased Shares and Warrants within twelve (12) months following the Closing Date, such Investor may elect to redeem a portion of the original DOGE Amount (the “Redemption Option”) by providing written notice to the Company within fifteen (15) Business Days after such anniversary. The redeemable amount of DOGE shall be calculated based on the ratio of unsold Ordinary Shares and unexercised Warrants to the total Purchased Shares and Warrants, using the formula: Redeemable DOGE = DOGE Amount × (the unsold Purchased Shares + unexercised Warrants) / (Purchased Shares + Total Warrants). However, the Redemption Option is not available if, on the 12-month anniversary (or if such a day is not a trading day, the trading day immediately following such day), the Company’s closing bid price equals or exceeds 175% of the higher of (i) the Event Market Price or (ii) the product of $0.24 multiplied by a fraction, the numerator of which is the total number of Ordinary Shares outstanding immediately before the Share Combination Event and the denominator of which is the total number of Ordinary Shares outstanding immediately after such event. The Investors must also provide brokerage or custodial account statements verifying its holdings and dispositions of the originally issued Purchased Shares (excluding any market purchases) within fifteen (15) business days after the 12-month anniversary. The Investors shall surrender for cancellation, and the Company shall cause the cancellation of, the unsold Purchased Shares and the unexercised Warrants to be canceled upon exercise of the Redemption Option.

The foregoing summaries of the Securities Purchase Agreements and the Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1 and Exhibit 4.1 hereto and incorporated by reference herein. A copies of the press release related to the Offering entitled “Bit Origin Surpasses 70 Million Dogecoin (DOGE) Holdings Following Private Placement” is furnished as Exhibit 99.1 hereto and are incorporated by reference herein.

In connection with the Offering, certain shareholders of the Company provided a waiver (the “Waiver Agreement”) to the Company with respect to (i) entering into the Securities Purchase Agreement and (ii) registration of the Purchased Shares and shares underlying the Warrants. The foregoing description of the Waiver Agreement is not complete and are qualified in their entirety by reference to the full text of the Waiver Agreement, a copy of which are filed as Exhibit 10.2 hereto and is incorporated herein by reference.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrants
10.1	Form of Securities Purchase Agreement
10.2	Form of Waiver
99.1	Press Release - Bit Origin Surpasses 70 Million Dogecoin (DOGE) Holdings Following Private Placement, dated August 12, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2025	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board

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